UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KEY ENERGY SERVICES, INC.
(Name of Issuer)
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)
492914106
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Energy Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,839,825 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

463,825 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,839,825 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D relating to shares of Common Stock of Key Energy Services, Inc. filed on October 12, 2010 (the “Schedule 13D”).
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 2 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* 11,370,036 of such shares are directly beneficially owned by OFS Holdings, LLC following the Distribution (defined below) and 2,839,825 of such shares are indirectly beneficially owned solely in its capacity as controlling owner of the membership interests of OFS Energy Services, LLC.
** 2,376,000 shares of the Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 3 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Holdings Finance, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as controlling owner of the membership interests of OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 4 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Solely in its capacity as owner of 100% of the membership interests of OFS Holdings Finance, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 5 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight PEF GP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as general partner of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 6 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as investment advisor of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 7 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as the sole manager of ArcLight Capital Partners, LLC and ArcLight PEF GP III, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 8 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS Daniel R. Revers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC, Managing Partner of ArcLight Capital Partners, LLC and director and chairman of each of OFS Energy Services, LLC and OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 9 of 28 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS Robb E. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,209,861 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,833,861 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,209,861 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC and Senior Partner of ArcLight Capital Partners, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding on October 1, 2010.

Page 10 of 28 Pages

This Amendment No. 1 to the Schedule 13D relating to shares of common stock, par value $0.10 per share (the “Common Stock”), of Key Energy Services, Inc., a Maryland corporation (the “Issuer” or “Key”), filed on October 12, 2010 (the “Schedule 13D”), is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.4 to the Schedule 13D, by the following persons to amend and supplement the Items set forth below: OFS Energy Services, LLC, OFS Holdings, LLC, OFS Holdings Finance, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight PEF GP III, LLC, ArcLight Capital Partners, LLC, ArcLight Capital Holdings, LLC, Daniel R. Revers and Robb E. Turner.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a), (b), (c), and (f): This Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.4:
(i) OFS Energy Services, LLC (“OFS Energy”), by virtue of its direct beneficial ownership of the Common Stock. OFS Energy is a Delaware limited liability company. The business of OFS Energy is energy related investments.
(ii) OFS Holdings, LLC (“OFS Holdings”), by virtue of its direct beneficial ownership of the Common Stock, and which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Energy by virtue of its ownership of 88.75% of the membership interests of OFS Energy. OFS Holdings is a Delaware limited liability company. The business of OFS Holdings is energy related investments.
(iii) OFS Holdings Finance, LLC (“OFS Finance” and together with OFS Energy and OFS Holdings, the “OFS Entities”), which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Holdings by virtue of its ownership of 94% of the membership interests of OFS Holdings. OFS Finance is a Delaware limited liability company. The business of OFS Finance is energy related investments.
(iv) ArcLight Energy Partners Fund III, L.P. (“ArcLight Fund III”), which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Holdings by virtue of its ownership of 100% of the membership interests of OFS Finance. ArcLight Fund III is a Delaware limited partnership. The business of the ArcLight Fund III is energy related investments.
(v) ArcLight PEF GP III, LLC (“ArcLight PEF GP III”), which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Holdings by virtue of being the sole general partner of ArcLight Fund III. ArcLight PEF GP III is a Delaware limited liability company. The business of ArcLight PEF GP III is to be the general partner of the ArcLight Fund III.

Page 11 of 28 Pages

(vi) ArcLight Capital Partners, LLC (“ArcLight Capital Partners”), which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Holdings by virtue of being the investment advisor of ArcLight Fund III. ArcLight Capital Partners is a Delaware limited liability company. The business of ArcLight Capital Partners is to be the investment advisor of ArcLight Fund III and other affiliated funds.
(vii) ArcLight Capital Holdings, LLC (“ArcLight Capital Holdings”, and together with the ArcLight Fund III, ArcLight PEF GP III, and ArcLight Capital Partners, the “ArcLight Entities”), which may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by OFS Holdings by virtue of ArcLight Capital Holdings being the sole manager of ArcLight PEF GP III and ArcLight Capital Partners, LLC. ArcLight Capital Holdings is a Delaware limited liability company. The business of ArcLight Capital Holdings is to be the manager of ArcLight PEF GP III and other affiliated general partners.
(viii) Daniel R. Revers (“Mr. Revers”) may be deemed to have indirect beneficial ownership of the Common Stock by virtue of being the manager of ArcLight Capital Holdings, Managing Partner of ArcLight Capital Partners and director and Chairman of each of the OFS Entities. The principal business occupation of Mr. Revers is to serve as manager of ArcLight Capital Holdings and Managing Partner of ArcLight Capital. Mr. Revers is a citizen of the United States.
(ix) Robb E. Turner (“Mr. Turner”) may be deemed to have indirect beneficial ownership of the Common Stock by virtue of being the manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners. The principal business occupation of Mr. Turner is to serve as manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners. Mr. Turner is a citizen of the United States.
The address of the principal business and principal offices of each of the OFS Entities, the ArcLight Entities, and Mr. Revers is 200 Clarendon Street, 55th Floor, Boston, MA 02117. The address of the principal business and principal office of Mr. Turner is West 57th Street, 53rd Floor, New York, NY 10019.
The name, citizenship, present principal occupation and employment address of each director and executive officer of certain of the Reporting Persons are set forth in Schedule A attached hereto, which is hereby incorporated herein by reference.
(d), (e): During the past five years, none of the Reporting Persons nor any manager, director or executive officer of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 12 of 28 Pages

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by deleting Items 5(a) and 5(b) and adding the following:
(a),(b) On November 11, 2010, OFS Energy distributed 12,967,408 shares of the Consideration Shares (1) to the members of OFS Energy in respect of their ownership interests in OFS Energy and (2) to certain other persons pursuant to the OFS Energy Services, LLC Transaction Bonus Plan, a copy of which is attached as Exhibit 99.2 to the Schedule 13D (“Transfer I”). OFS Holdings in turn distributed 104,749 of the shares received in Transfer I to certain former employees of OFS Holdings pursuant to the OFS Holdings, LLC Amended and Restated Participation Incentive Plan, a copy of which is attached as Exhibit 99.3 to the Schedule 13D (“Transfer II” and, together with Transfer I, the “Distribution”). Following the Distribution, as of November 22, 2010, the interests in the Common Stock of each Reporting Person is as follows (the percentages set forth in this Item 5 are calculated based upon the number of shares of Common Stock outstanding as of October 1, 2010 based on the Issuer’s advice to the Reporting Persons):
(i) OFS Energy beneficially owns an aggregate of 2,839,825 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock. OFS Energy has the shared power to vote or direct the vote of 2,839,825 shares of Common Stock and the shared power to dispose of or direct the disposition of 463,825 shares of Common Stock.
(ii) OFS Holdings beneficially owns an aggregate of 14,209,861 shares of Common Stock, representing 10.0% of the outstanding shares of Common Stock. OFS Holdings directly beneficially owns 11,370,036 of such shares, and may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the 2,839,825 shares of Common Stock beneficially owned by OFS Energy by means of its ownership of 88.75% of the membership interests of OFS Energy. OFS Holdings has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(iii) OFS Finance owns 94% of the membership interests of OFS Holdings and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Holdings. OFS Finance has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(iv) ArcLight Fund III owns 100% of the membership interests of OFS Finance and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Holdings. ArcLight Fund III has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(v) ArcLight PEF GP III is the sole general partner of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Holdings. ArcLight PEF GP III has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.

Page 13 of 28 Pages

(vi) ArcLight Capital Partners is the investment advisor of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Holdings. ArcLight Capital Partners has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(vii) ArcLight Capital Holdings is the sole manager of ArcLight PEF GP III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Holdings. ArcLight Capital Holdings has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(viii) Mr. Revers is the manager of ArcLight Capital Holdings, Managing Partner of ArcLight Capital Partners and director and chairman of each of the OFS Entities and as a result may be deemed to beneficially own (solely for the purposes of Rule 13d-3 under the Act) 14,209,861 shares of Common Stock. Mr. Revers has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
(ix) Mr. Turner is the manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners and, as a result, may be deemed to beneficially own (solely for the purposes of Rule 13d-3 under the Act) 14,209,861 shares of Common Stock. Mr. Turner has the shared power to vote or direct the vote of 14,209,861 shares of Common Stock and the shared power to dispose of or direct the disposition of 11,833,861 shares of Common Stock.
* * *
Each of the undersigned is responsible for the accuracy and completeness of the information in this Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

Page 14 of 28 Pages

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

OFS Energy Services, LLC
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Chairman

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

OFS Holdings, LLC
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Chairman

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

OFS Holdings Finance, LLC
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

ArcLight Energy Partners Fund III, L.P.
By: ArcLight PEF GP III, LLC, the sole general partner

By:	ArcLight Capital Holdings, LLC, the sole manager

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

ArcLight PEF GP III, LLC
By: ArcLight Capital Holdings, LLC, the sole manager

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

ArcLight Capital Holdings, LLC
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

ArcLight Capital Partners, LLC
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2010.

/s/ Robb E. Turner
Robb E. Turner

SCHEDULE A
Schedule A to the Schedule 13D is hereby amended and restated in its entirety to read as follows:
OFS Energy Services, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Andrew Kapp	Vice President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Mark Tarini	Director, Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas J. Teich, Jr.	Vice President	Vice President Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Joseph A. Sutton	Director	Chief Executive Officer Sutton Ventures Group, LLC 1100 Louisiana Street, Suite 5050 Houston TX 77002	United States

Jim L. Davis	Director	Vice President Fluid Management Services Key Energy Services, Inc. 6310 Elysian Fields Rd. Marshall, TX 75672	United States

Ken R. Swan	Director	President Swan PC LP 518 U.S. Highway 281N Jacksboro, TX 76458	United States

Tim Allen	Director	Vice President Key Energy Services, Inc. 2495 N. Highway 385 Andrews, TX 79714	United States

Page 24 of 28 Pages

OFS Holdings, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Andrew Kapp	Vice President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Mark Tarini	Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas J. Teich, Jr.	Vice President	Vice President Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
OFS Holdings Finance, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Page 25 of 28 Pages

Name	Position with Company	Principal Occupation	Citizenship
Christopher J. Picotte	Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Christine M. Miller	Assistant Secretary	Associate General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
ArcLight Capital Holdings, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Managing Partner	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robb E. Turner	Senior Partner	Senior Partner Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Kevin M. Crosby	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas G. Kilgore	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert S. McGaughey	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Laurence E. Molke	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Christopher J. Picotte	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Page 26 of 28 Pages

Name	Position with Company	Principal Occupation	Citizenship
Mark Tarini	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Managing Director — General Counsel	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert M. Trevisani	Managing Director — Senior Controller	Managing Director — Senior Controller Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Carter A. Ward	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Patricia R. Winton	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
ArcLight Capital Partners, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Managing Partner	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robb E. Turner	Senior Partner	Senior Partner Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Kevin M. Crosby	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas G. Kilgore	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert S. McGaughey	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Page 27 of 28 Pages

Name	Position with Company	Principal Occupation	Citizenship
Laurence E. Molke	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Christopher J. Picotte	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Mark Tarini	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Managing Director — General Counsel	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert M. Trevisani	Managing Director — Senior Controller	Managing Director — Senior Controller Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Carter A. Ward	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Patricia R. Winton	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Page 28 of 28 Pages